FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Consolidated Results of Operations(US GAAP) Fourth quarter, year ended March 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 1, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Consolidated Results of Operations (US GAAP) Fourth quarter, year ended March 2006 Nomura Holdings, Inc. April 2006

1. This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2006 Nomura Holdings, Inc. All rights reserved.
2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
5. This document contains statements that may constitute, and from time to time our management may make "forward-
looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of
1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.
Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
6. The consolidated financial information in this document is unaudited.

FY2006.3 Financial Highlights (p.4)
FY2006.3 Business Segment Highlights (p.5)
Fourth Quarter Financial Highlights (p.6)
Fourth Quarter Business Segment Highlights
(p.7)
Domestic Retail (p.8)
Global Markets (p.9)
Global Investment Banking (p.10)
Global Merchant Banking (p.11)
Asset Management (p.12)
Non-interest Expenses (p.13)
Presentation
Outline
Net Income and ROE (p.15)
Consolidated Income (p.16)
Main Revenue Items (p.18)
Adjustment of Consolidated Results and Segment Results
(p.19)
Income by Segment (p.20)
Segment “Other” Income before Income Taxes (p.22)
Consolidated Balance Sheet (p.23)
Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies (p.24)
Domestic Retail Related Data (p.25)
Global Merchant Banking Related Data (p.29)
Asset Management Related Data (p.30)
Fourth Quarter Achievements (p.33)
League Tables (p.34)
Market Share Data (p.35)
VaR (p.36)
Number of Employees (p.37)
Appendix

1,145.7
799.2
0
200
400
600
800
1,000
1,200
(billions of yen)
FY2006.3 Financial Highlights
Net Revenue Income before Income Taxes
Net revenue for FY2006.3 was 1,145.7 billion yen (+43% YoY), income before income taxes was 545.0 billion yen (+2.7x
YoY), and net income was 304.3 billion yen (+3.2x YoY).  ROE for FY2006.3 rose to 15.5%. Net income a record high.*
*Japanese GAAP used up until fiscal year ended March 1999.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing
Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter ) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.
continuing and discontinued operations discontinued operations not included continuing and discontinued operations
Net Income/ROE
+43%
2.7x 3.2x
FY2005.3 FY2006.3 FY2005.3 FY2006.3 FY2005.3 FY2006.3
204.8
545.0
0
100
200
300
400
500
600
(billions of yen)
94.7
304.3
15.5%
5.2%
0
50
100
150
200
250
300
350
0%
5%
10%
15%
20%
25%
Net Income (left)
ROE(right)
(billions of yen)

81.2
197.2
60.2
157.7
51.5
55.4
20.6
29.2
-3.0
10.0
-30.5
10.1
187.6
452.0
-100
0
100
200
300
400
500
(billions of yen)
FY2006.3 Business Segment Highlights
Net Revenue Income before Income Taxes
Net revenue from all business segments was 1,059.8 billion yen (+49% YoY), income before income taxes was 452.0 billion yen (+2.4x YoY).
All business segments achieved significant YoY increases in both revenue and income before income taxes.
FY2005.3 FY2006.3 FY2005.3 FY2006.3
Domestic Retail
Higher stock brokerage commissions and commissions for
distribution of investment trusts
Global Markets
Increased client order flow and trading revenue
Global Investment Banking
Strong equity underwriting and M&A-related business
Global Merchant Banking
Sale of share of Millennium Retailing and other investee
companies
Asset Management
Increase in assets under management, primarily from
funds offering frequent distributions and emerging market
stock funds
Appendix:
Income by segment P20
Segment “Other” Income
before Income Taxes: P22
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
304.4
446.5
243.1
371.1
75.4
99.7
7.3
68.2
49.0
65.8
8.4
29.8
1,059.8
709.0
0
200
400
600
800
1,000
1,200
(billions of yen)
+49%
2.4x

209.6
187.1
117.6
67.0
30.7
0
50
100
150
200
250
(billions of yen)
Fourth Quarter Financial Highlights
Net Revenue
Net Income/ROE (Annualized)
Income before Income Taxes
Note: During the third quarter, Nomura Principal Finance Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, reached agreements to sell its entire stake in
Millennium Retailing and part of its stake in Wanbishi Archives during January 2006. As a result, realized gains in conjunction with these transactions are included in fourth quarter consolidated results.
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, net revenue attributable to Millennium Retailing (whose operations became treated as discontinued during the third quarter) is reported net of non-interest expenses in income before income taxes retroactively to the first quarter of the current fiscal year. Income before income taxes and net income attributable to Millennium Retailing are shown separately in the Consolidated income Statement, but shown as totals of continuing and discontinued operations in the above charts.
continuing and discontinued operations discontinued operations not included continuing and discontinued operations
Appendix:
Consolidated income:  P16 (FY)
P17 (quarterly)
Main revenue items: P18
FY2005.3
4Q 1Q 2Q 3Q 4Q
FY2006.3
* Annualized
Net revenue for the fourth quarter was 325.7 billion yen (-9% QoQ, +39% YoY).  Income before income taxes rose to
209.6 billion yen (+12 QoQ, +3.1x YoY) as a result of gains on the sale of Millennium Retailing, etc. Net income was
128.6 billion yen (+21% QoQ, +5.0x YoY). ROE* for the fourth quarter was a high 25.4%.
FY2005.3
4Q 1Q 2Q 3Q 4Q
FY2006.3 FY2005.3
4Q 1Q 2Q 3Q 4Q
FY2006.3
272.6
359.8
325.7
187.5
234.5
0
100
200
300
400
(billions of yen)
25.5
8.3
60.9
106.5
128.6
25.4%
1.8%
5.5%
13.1%
22.1%
0
20
40
60
80
100
120
140
0%
5%
10%
15%
20%
25%
30%
Net Income (left)
ROE (annualized, right)
(billions of yen)

Revenue from all business segments was 282.2 billion yen (-27% QoQ, +40% YoY), and income before income taxes was
101.2 billion yen (-56% QoQ, +86% YoY).
Achieved high level of revenue and income before income taxes based on continued strong business performance, although both revenue and income before income taxes declined quarter-on-quarter as unrealized gains in conjunction with agreements reached to sell shares in Millennium Retailing and Wanbishi Archives contributed to third quarter business segment results.
Fourth Quarter Business Segment Highlights
Net Revenue
Appendix:
Income by segment P21
Segment “Other” Income
before Income Taxes: P22
FY2005.3
4Q 1Q 2Q 3Q 4Q
FY2006.3 FY2005.3
4Q 1Q 2Q 3Q 4Q
FY2006.3
Income before Income Taxes
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail
79.6
84.8
101.4
136.7
123.6
69.8
49.8
77.7
115.2
128.4
19.4
20.5
35.3 31.1
6.9
80.1
-15.5
18.1
18.4
12.8
-3.3
10.4
12.0
14.0
15.4
-3.9
1.0
-2.1
10.2
13.4
282.2
171.4
201.3
386.4
219.8
0
100
200
300
400
(billions of yen)
19.6
30.3
41.4
74.1
51.4
-0.7
31.5
60.9
66.0
9.1
23.3
17.0
7.7
4.7
77.6
-21.0
6.2
5.7
-9.9
13.3
2.2
6.0
-5.9
1.7
4.0
4.7
-10.3
6.1
7.6
-17.9
81.5
231.8
37.4
54.6
101.2
0
50
100
150
200
250
(billions of yen)

FY2005.3
4Q
1Q 2Q 3Q 4Q
Commissions
104.1 155.2 174.0 269.4 55% 45.6 45.2 61.0 85.5 77.7 -9% 70%
(Retail stock brokerage commissions)
48.2 92.1 103.0 153.6 49% 27.3 20.8 34.6 53.9 44.2 -18% 62%
Sales credit
95.7 97.8 73.7 109.0 48% 20.2 27.5 24.7 32.3 24.5 -24% 21%
Fees from investment banking
15.0 26.1 24.5 26.4 8% 5.7 3.4 6.1 8.0 8.9 11% 57%
Investment trust administration fees and other
32.0 21.8 26.1 34.4 32% 6.8 7.1 8.1 9.1 10.1 12% 48%
Net interest revenue
2.4 4.9 6.1 7.4 21% 1.3 1.7 1.5 1.9 2.3 25% 86%
Net revenue
249.3 305.8 304.4 446.5 47% 79.6 84.8 101.4 136.7 123.6 -10% 55%
Non-interest expenses
213.6 226.2 223.2 249.3 12% 60.0 54.5 60.0 62.6 72.2 15% 20%
Income before income taxes
35.7 79.5 81.2 197.2 143% 19.6 30.3 41.4 74.1 51.4 -31% 162%
YoY QoQ FY2003.3 FY2004.3 FY2005.3
FY2006.3
FY2006.3 YoY
41.4
74.1
51.4
30.3
19.6
123.6
79.6
84.8
101.4
136.7
0
50
100
150
(billions of yen
35.7
79.5
81.2
197.2
249.3
305.8
304.4
0
100
200
300
400
500
Net interest revenue
Investment trust administration
fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
446.5
(billions of yen)
Domestic Retail
Net revenue of 123.6 billion yen (-10% QoQ, +55% YoY), income before income taxes of 51.4 billion yen
(-31% QoQ, +2.6x YoY). Domestic Client Assets* increased by 1.1 trillion yen during the quarter to 80.5 trillion yen.
Stock brokerage commissions fell 18% QoQ to 44.2 billion yen, as a result of a drop in equity agency transaction value.
Commissions for distribution of investment trusts** were 28.6 billion yen, a record for the fourth consecutive quarter***, due to strong sales of funds offering frequent distributions and emerging market equity funds.
Net Revenue and Income before Income Taxes
Appendix:
Retail foreign currency
bond sales, commissions
for investment trusts
distribution, domestic
distribution volume of
investment trusts, etc: P25
*Domestic Client Assets:
P26
Domestic Client Assets
net asset inflow: P27
Number of accounts: P28
New investment trusts:
P33
Full Year Quarter
**Nomura Securities
***Since the fiscal year ended
March 2002

Global Markets
Note: In April 2004, Fixed
Income, Equity and certain
functions of Investment
Banking were consolidated to
create Global Markets.
Note: Figures up to FY2004.3
are the total of Fixed Income
and Equity and differ slightly in
composition.
Net revenue rose to 128.4 billion yen (+12% QoQ, +84% YoY), while income before income taxes increased to 66.0 billion yen (+8% QoQ, +4.9x YoY)
Fixed Income net revenue rose 15% QoQ to 62.0 billion yen as a result of continued robust derivative trading and contributions from the asset finance business.
Equity net revenue grew 7% QoQ to 57.2 billion yen as a result of contributions from block trades and trading in equity derivatives.
Appendix:
Fourth Quarter
Achievements: P33
Market share data: P35
Value at Risk: 36
Full Year Quarter
Net Revenue and Income before Income Taxes
FY2005.3
4Q
1Q 2Q 3Q 4Q
Fixed Income
154.0 174.0 119.8 173.8 45% 38.3 21.3 36.5 54.1 62.0 15% 62%
Equity
82.0 110.2 90.2 168.5 87% 20.9 23.6 34.4 53.3 57.2 7% 174%
Other
0.0 0.0 33.1 28.8 -13% 10.6 4.8 6.9 7.8 9.3 18% -13%
Net revenue
236.0 284.1 243.1 371.1 53% 69.8 49.8 77.7 115.2 128.4 12% 84%
Non-interest expenses
142.4 163.3 182.9 213.4 17% 56.4 50.5 46.2 54.3 62.4 15% 11%
Income before income taxes
93.6 120.8 60.2 157.7 162% 13.3 -0.7 31.5 60.9 66.0 8% 395%
YoY QoQ FY2005.3
FY2006.3
FY2006.3 YoY FY2003.3 FY2004.3
236.0
284.1
243.1
93.6
120.8
60.2
157.7
371.1
0
50
100
150
200
250
300
350
400
Other
Equity
Fixed Income
Income before
income taxes
(billions of yen)
66.0
60.9
31.5
-0.7
13.3
128.4
115.2
77.7
49.8
69.8
0
20
40
60
80
100
120
140
160
180
200
(billions of yen)

Global Investment Banking
Net revenue of 31.1 billion yen (-12% QoQ, +61% YoY), income before income taxes of 17.0 billion yen
(-27% QoQ, +2.8x YoY).
Equity-related underwriting increased 93% to 5.55 billion dollars*, as we served as lead manager for large public offerings such as those from Mitsui & Co. and All Nippon Airways.
In overseas deals, we served as joint global coordinator for Lotte Shopping’s 3.7 billion dollar global IPO.
Capital solutions business handled Fuji Photo Film’s JPY200 billion euroyen privately-placed CB (HPO II).
Ranked number one in FY2006.3 league tables** for equity and equity-related, M&A, global and euroyen bonds, and
Japanese straight bonds.
Note: In April 2004, Fixed
Income, Equity and certain
functions of Investment
Banking were consolidated
to create Global Markets.
Appendix:
Fourth Quarter
Achievements: P33
**League Tables: P34
Market Share Data: P35
Net Revenue and Income before Income Taxes
Full Year Quarter Quarter
*Thomson Financial
FY2005.3
4Q
1Q 2Q 3Q 4Q
Net revenue 69.1 70.9 75.4 99.7 32% 19.4 12.8 20.5 35.3 31.1 -12% 61%
Non-interest expenses
56.4 53.7 46.2 48.1 4% 13.4 10.6 11.3 12.0 14.2 18% 6%
Income before income taxes 12.8 17.2 29.2 51.5 76% 6.0 2.2 9.1 23.3 17.0 -27% 182%
YoY QoQ FY2005.3
FY2006.3
FY2006.3 YoY FY2003.3 FY2004.3
99.7
75.4
70.9 69.1
51.5
29.2
17.2
12.8
0
20
40
60
80
100
120
Net revenue
Income before
income taxes
(billions of yen)
19.4
12.8
20.5
35.3
31.1
6.0
2.2
9.1
23.3
17.0
0
10
20
30
40
(billions of yen

Global Merchant Banking
Net revenue of -15.5 billion yen and income before income taxes of -21.0 billion yen
Both net revenue and income before income taxes fell as a result of the posting of unrealized losses from the fair value assessment of investee companies.
Nomura Principal Finance (NPF) sold shares of Resort Solution (formerly Misawa Resort).
Appendix:
Effect of consolidation /
deconsolidation of certain
PE investee companies :
P24
Business exposure: P29
Net Revenue and Income before Income Taxes
Full Year Quarter
FY2005.3
4Q
1Q 2Q 3Q 4Q
Net revenue -6.6 10.7 7.3 68.2 830% 10.4 -3.3 6.9 80.1 -15.5 - -
Non-interest expenses
8.6 10.2 10.4 12.8 24% 2.7 2.6 2.2 2.5 5.5 120% 102%
Income before income taxes
-15.3 0.5 -3.0 55.4
-
7.7 -5.9 4.7 77.6 -21.0
- -
YoY QoQ FY2005.3 FY2006.3 YoY
FY2006.3
FY2003.3 FY2004.3
-6.6
10.7
7.3
68.2
-15.3
0.5
-3.0
55.4
-30
0
30
60
90
Net revenue
Income before
income taxes
(billions of yen)
-15.5
80.1
6.9
-3.3
10.4
4.7
7.7
-5.9
77.6
-21.0
-30
0
30
60
90
(billions of yen)

Asset Management
Net revenue of 18.4 billion yen (+2% QoQ, +54% YoY), while income before income taxes was 5.7 billion yen (-8%QoQ, +3.3x YoY). Total assets under management rose 0.8 trillion yen from the end of the previous quarter to 23.3 trillion yen.
Robust sales of existing funds offering frequent distributions (My Story Profit Distribution-type Fund: net assets up 169.2 billion yen QoQ to 460.5 billion yen as of 3/31/2006) and newly launched funds (Nomura Fund Masters Global Emerging Markets Stock: net assets of 185.0 billion yen as of 3/31/2006)
contributed to an increase in assets under management.
Assets under management in funds for bank customers up 185.3 billion yen QoQ to 517.9 billion yen, and Nomura Small Cap Stock Open for Mizuho Bank customers launched in January.
Nomura Global 6 Assets Diversified Fund distributed through Japan Post with net assets of 90.1billion yen as of 3/31/2006.
Appendix:
Assets under
management: P30,31
Investment Trusts: P32
Net Revenue and Income before Income Taxes
Full Year Quarter
Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
FY2005.3
4Q
1Q 2Q 3Q 4Q
Net revenue
40.4 40.3 49.0 65.8 34% 12.0 14.0 15.4 18.1 18.4 2% 54%
Non-interest expenses
36.3 39.8 39.0 45.2 16% 10.2 10.0 10.7 11.8 12.7 7% 24%
Income before income taxes 4.0 0.5 10.0 20.6 106% 1.7 4.0 4.7 6.2 5.7 -8% 229%
YoY YoY QoQ FY2005.3
FY2006.3
FY2006.3 FY2003.3 FY2004.3
65.8
49.0
40.3
40.4
20.6
4.0
0.5
10.0
0
10
20
30
40
50
60
70
Net revenue
Income before income
taxes
(billions of yen)
12.0
14.0
15.4
18.1
18.4
5.7
6.2
1.7
4.0
4.7
0
5
10
15
20
(billions of yen)

FY2005.3
4Q
1Q 2Q 3Q 4Q
FY2006.3
FY2006.3 FY2005.3 FY2004.3
114.4 113.7
150.5
142.4
151.1
160.7
264.7
311.3
256.9
0
50
100
150
200
250
300
350
(billions of yen)
34.6
30.6 30.3
43.5
46.2
39.2
38.6
39.7
41.5
41.0
84.5
70.0
69.1
73.9
87.7
Fixed-type compensation and benefits
Variable-type compensation and
benefits
1
Non-interest Expenses (Business Segment Total)
Note: All non-interest expense figures shown on this slide exclude the effects of consolidation/deconsolidation of certain private equity investee companies. See P19 and P24 for more details.
Compensation and Benefits
Non-interest expenses (business segment total) of 180.9 billion yen (+17% QoQ, +23% YoY)
Information processing and communications increased 32% QoQ to 27.3 billion yen as a result of increased domestic
IT investment.
Compensation and benefits rose 4% QoQ to 87.7 billion yen.
Full Year Quarter
Appendix:
Effect of consolidation /
deconsolidation of certain PE
investee companies: P24
Number of employees: P37
FY2005.3
4Q
1Q 2Q 3Q 4Q
Compensation and benefits
256.9 264.7 311.3 18% 73.9 69.1 70.0 84.5 87.7 4% 19%
Commissions and floor brokerage
18.9 22.1 31.4 42% 6.5 5.5 8.6 8.1 9.3 16% 43%
Information processing and communications
79.9 80.9 89.1 10% 21.4 20.5 20.5 20.8 27.3 32% 28%
Occupancy and related depreciation
53.7 50.8 50.8 0% 13.1 11.3 12.8 12.4 14.3 15% 9%
Business development expenses
22.8 26.2 30.6 17% 7.5 6.3 7.7 7.0 9.6 37% 28%
Other
72.4 76.6 94.7 24% 24.4 21.4 18.7 21.8 32.8 50% 34%
Total
504.0 521.4 607.8 17% 146.8 134.0 138.3 154.5 180.9 17% 23%
YoY QoQ FY2004.3 FY2005.3
FY2006.3
FY2006.3 YoY
504.0
607.8
521.4
0
100
200
300
400
500
600
700
Other
Business development
expenses
Occupancy and related
depreciation
Information processing
and communications
Commissions and floor
brokerage
Compensation and
benefits
(billions of yen)
146.8
134.0
138.3
154.5
180.9
0
50
100
150
200
(billions of yen

14 Appendix

Net income (lhs)
168.0 119.9 172.3 94.7 304.3
ROE (rhs)
11.1% 7.4% 10.1% 5.2% 15.5%
Net income per basic share (yen)
85.6 61.3 88.8 48.8 159.0
Shareholders' equity per share (yen)
816.5 846.4 919.7 962.5 1083.2
FY2006.3 FY2005.3 FY2002.3 FY2003.3 FY2004.3
304.3
94.7
172.3
119.9
168.0
11.1%
10.1%
15.5%
7.4%
5.2%
0
50
100
150
200
250
300
350
0%
5%
10%
15%
20%
Net income (lhs)
ROE (rhs)
Net Income and ROE
Full Year
(billions of yen)

Consolidated Income
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing Inc.
(one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter ) are separately reported as income from discontinued
operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.
* FY2002.3 includes 3.5 billion yen for equity in earnings (losses) of affiliates, 294.9 billion yen in product sales (PFG investee company), 177.1 billion yen in revenue from rental business (PFG investee company), and 116.3 billion yen gain from sale of PFG investee company.
Commissions
140.0 141.6 210.2 222.0 356.3 61%
Fees from investment banking
75.3 81.8 87.0 92.3 108.8 18%
Asset management and portfolio service fees
110.0 79.3 66.2 78.5 102.7 31%
Net gain on trading
162.2 172.3 229.0 201.7 304.2 51%
Gain (loss) on private equity investments
232.5 -14.4 13.1 7.7 12.3 59%
Interest and dividends
500.5 368.7 343.3 401.4 693.8 73%
Gain (loss) on investments in equity securities
-55.9 -41.3 55.9 15.3 67.7 342%
Private equity entities product sales
- 6.2 17.6 75.1
88.2 18%
Other*
660.8 13.4 23.6 32.3
58.8 82%
1,825.4 807.7 1,045.9 1,126.2
1,792.8 59%
504.0 241.4 242.8 327.0
647.2 98%
1,321.4 566.3 803.1 799.2
1,145.6 43%
1,148.4 518.9 520.4 594.4
700.1 18%
173.0 47.4 282.7 204.8
445.6 118%
- - - -
99.4
-
Income before income taxes
173.0 47.4 282.7 204.8
545.0 166%
168.0 119.9 172.3 94.7
256.6 171%
- - - -
47.7
-
Net income
168.0 119.9 172.3 94.7
304.3 221%
Total revenue
Net revenue
YoY
Interest expense
FY2005.3 FY2004.3 FY2006.3
Income from discontinued operations before income taxes
Net income from continuing operations
Net income from discontinued operations
Revenue
FY2002.3 FY2003.3
Non-interest expenses
Income from continuing operations before income taxes

Consolidated Income (Quarterly)
(billions of yen)
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing Inc.
(one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Commissions
69.5 45.6 46.3 60.6 55.2 77.5 106.2 117.5 11% 94%
Fees from investment banking
15.4 32.3 18.4 26.1 14.7 24.1 28.6 41.5 45% 59%
Asset management and portfolio service fees
18.2 19.8 19.3 21.1 19.9 24.9 25.6 32.2 26% 52%
Net gain on trading
53.6 23.1 54.7 70.3 70.8 43.8 90.6 99.0 9% 41%
Gain (loss) on private equity investments
0.5 -2.1 -2.2 11.5 -2.5 2.2 7.6 5.0 -35% -57%
Interest and dividends
81.9 101.1 122.0 96.4 132.9 183.3 216.2 161.4 -25% 68%
Gain (loss) on investments in equity securities
10.3 -11.6 7.8 8.9 -2.8 31.2 36.2 3.1 -92% -65%
Private equity entities product sales
17.4 15.9 20.2 21.6 24.5 22.0 23.9 17.8
-26% -17%
Other
8.5 4.7 7.2 11.8 6.9 5.7 19.1 27.0
41% 129%
275.3 228.8 293.8 328.4 319.6 414.8 554.0 504.4
-9% 54%
61.4 72.0 99.9 93.8 132.1 142.2 194.2 178.7
-8% 90%
213.9 156.8 193.9 234.5 187.5 272.6 359.8 325.7
-9% 39%
141.5 140.6 144.7 167.6 158.4 160.3 182.5 198.7
9% 19%
72.5 16.2 49.2 67.0 29.1 112.3 177.2 127.0
-28% 90%
- - - - 1.6 5.3 9.9 82.6
738%
-
Income before income taxes
72.5 16.2 49.2 67.0 30.7 117.6 187.1 209.6
12% 213%
40.8 3.2 25.1 25.5 9.1 60.7 104.0 82.8
-20% 224%
- - - - -0.8 0.2 2.4 45.9
1773%
-
Net income
40.8 3.2 25.1 25.5 8.3 60.9 106.5 128.6
21% 404%
Net income from discontinued operations
Revenue
Non-interest expenses
Income from continuing operations before income taxes
FY2006.3
Income from discontinued operations before income taxes
Net income from continuing operations
YoY
Total revenue
Net revenue
QoQ
Interest expense
FY2005.3

Main Revenue Items
Commissions
Fees from
Investment
Banking
Asset
Management
and Portfolio
Service Fees
Net Gain on
Trading*
Full Year Quarter
(billions of yen)
*Includes net interest revenue
1Q 2Q 3Q 4Q
Stock brokerage commissions (Domestic Retail)
48.2 92.1 103.0 153.6 49% 20.8 34.6 53.9 44.2 -18%
Stock brokerage commissions (Other)
29.3 45.4 40.2 79.5 98% 8.0 14.2 16.7 40.6 143%
Other brokerage commissions
7.6 12.2 13.0
14.3 10%
2.8 2.2 6.0
3.3 -45%
Commissions for distribution of investment trusts
30.5 37.3 41.7 85.1 104% 17.5 19.6 22.4 25.6 14%
Other
26.0 23.2 24.1 23.8 -1% 6.1 6.9 7.2 3.7 -48%
Total
141.6 210.2 222.0
356.3 61%
55.2 77.5 106.2
117.5 11%
Equity underwriting commissions
24.6 44.7 49.1
57.3 17%
4.9 12.4 17.9
22.1 24%
Bond underwriting commissions
37.0 26.4 20.5 21.2 3% 3.6 4.7 4.2 8.6 102%
M&A/Financial advisory fees
16.8 15.8 22.6 30.3 34% 6.2 6.9 6.4 10.8 68%
Other
3.4 0.1 0.1
0.1 2%
0.1 0.0 0.1
0.0 -58%
Total
81.8 87.0 92.3 108.8 18% 14.7 24.1 28.6 41.5 45%
Asset management fees
60.2 44.2 51.1
68.5 34%
13.5 16.1 17.8
21.1 18%
Administration fees
10.0 12.1 16.1 20.6 28% 3.4 5.9 4.2 7.1 70%
Custodial fees
9.1 9.9 11.3 13.6 20% 3.1 2.9 3.6 4.0 11%
Total
79.3 66.2 78.5 102.7 31% 19.9 24.9 25.6 32.2 26%
Bonds and other
133.6 152.3 120.9
150.9 25%
31.7 24.4 58.4
36.4 -38%
Equity
35.9 75.2 76.8 148.1 93% 38.9 15.4 32.8 61.0 86%
Gain on merchant banking trading
2.8 1.5 4.0 5.2 31% 0.2 4.0 -0.6 1.6 -
Net interest revenue
127.3 100.4 74.3
46.6 -37%
0.8 41.1 22.0
-17.4
-
Total
299.6 329.4 276.0 350.8 27% 71.6 85.0 112.5 81.6 -27%
QoQ FY2003.3 FY2004.3 FY2005.3 FY2006.3
FY2006.3
YoY

Adjustment of Consolidated Results and Segment Results
(billions of yen)
Full Year Quarter
US GAAP
Unrealized gain (loss) on
investments in equity
securities held for
relationship purposes
Effects of consolidation /
deconsolidation of certain
private equity investee
companies
Segment results
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income from the operations that were reclassified to discontinued operations during the current period are separately reported as income from discontinued operations, and such amounts of the previous year were not significant.
1Q 2Q 3Q 4Q
Net revenue
602.8 729.5 709.0 1,059.8 49% 171.4 219.8 386.4 282.2 -27%
Non-interest expenses
513.5 504.0 521.4 607.8 17% 134.0 138.3 154.5 180.9 17%
Income before income taxes
89.2 225.5 187.6 452.0 141% 37.4 81.5 231.8 101.2 -56%
Net revenue
-43.0 54.7 8.4
59.3 609%
-11.0 31.3 36.3
2.8 -92%
Non-interest expenses
- - - - - - - - - -
Income before income taxes
-43.0 54.7 8.4 59.3 609% -11.0 31.3 36.3 2.8 -92%
Net revenue
6.5 18.9 81.8 26.5 -68% 27.1 21.6 -62.9 40.7
-
Non-interest expenses
5.3 16.4 73.0 92.2 26% 24.4 22.1 28.0 17.8 -36%
Income before income taxes
1.2 2.4 8.9 -65.7
-
2.7 -0.5 -90.8 23.0
-
Net revenue
566.3 803.1 799.2
1,145.7 43%
187.5 272.6 359.8
325.7 -9%
Non-interest expenses
518.9 520.4 594.4 700.1 18% 158.4 160.3 182.5 198.7 9%
Income from continuing operations
before income taxes
47.4 282.7 204.8 445.6 118% 29.1 112.3 177.2 127.0 -28%
Income from discontinued
operations before income taxes
- - -
99.4
-
1.6 5.3 9.9 82.6 738%
Income before income taxes
47.4 282.7 204.8 545.0 166% 30.7 117.6 187.1 209.6 12%
YoY QoQ FY2005.3 FY2004.3 FY2003.3
FY2006.3
FY2006.3

Income by Segment
Note: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
Domestic Retail
Global Investment
Banking
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total
Global Markets
(billions of yen)
Net revenue 229.1 249.3 305.8 304.4 446.5 47%
Non-interest expenses 208.6 213.6 226.2 223.2
249.3 12%
Income before income taxes 20.5 35.7 79.5 81.2
197.2 143%
Net revenue 215.8 236.0 284.1 243.1 371.1 53%
Non-interest expenses 133.2 142.4 163.3 182.9
213.4 17%
Income before income taxes 82.6 93.6 120.8 60.2
157.7 162%
Net revenue 88.3 69.1 70.9 75.4 99.7 32%
Non-interest expenses 57.4 56.4 53.7 46.2
48.1 4%
Income before income taxes 30.9 12.8 17.2 29.2
51.5 76%
Net revenue 135.8 -6.6 10.7 7.3 68.2 830%
Non-interest expenses 58.0 8.6 10.2 10.4
12.8 24%
Income before income taxes 77.7 -15.3 0.5 -3.0
55.4
-
Net revenue 51.5 40.4 40.3 49.0 65.8 34%
Non-interest expenses 39.5 36.3 39.8 39.0
45.2 16%
Income before income taxes 12.0 4.0 0.5 10.0
20.6 106%
Net revenue 720.6 588.1 711.8 679.2 1,051.4 55%
Non-interest expenses 496.8 457.3 493.2 501.7
568.9 13%
Income before income taxes 223.8 130.8 218.5 177.5
482.5 172%
Net revenue 21.3 14.7 17.8 29.8 8.4 -72%
Non-interest expenses 166.5 56.2 10.8 19.7
38.9 98%
Income before income taxes -145.2 -41.6 7.0 10.1
-30.5
-
Net revenue 741.8 602.8 729.5 709.0 1,059.8 49%
Non-interest expenses 663.3 513.5 504.0 521.4
607.8 17%
Income before income taxes 78.5 89.2 225.5 187.6
452.0 141%
YoY FY2002.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3

(billions of yen)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Net revenue 87.0 64.8 73.0 79.6 84.8 101.4 136.7 123.6 -10% 55%
Non-interest expenses
53.3 54.9 55.0 60.0 54.5 60.0 62.6
72.2 15% 20%
Income before income taxes 33.7 9.8 18.0 19.6 30.3 41.4 74.1 51.4 -31% 162%
Net revenue 71.8 44.9 56.6 69.8 49.8 77.7 115.2 128.4 12% 84%
Non-interest expenses
41.2 41.5 43.8 56.4 50.5 46.2 54.3
62.4 15% 11%
Income before income taxes 30.6 3.4 12.8 13.3 -0.7 31.5 60.9 66.0 8% 395%
Net revenue 12.9 22.9 20.2 19.4 12.8 20.5 35.3 31.1 -12% 61%
Non-interest expenses 10.7 11.5 10.7 13.4 10.6 11.3 12.0 14.2 18% 6%
Income before income taxes 2.3 11.4 9.5 6.0 2.2 9.1 23.3 17.0 -27% 182%
Net revenue 2.8 -2.3 -3.5 10.4 -3.3 6.9 80.1 -15.5
- -
Non-interest expenses 3.0 2.4 2.2 2.7 2.6 2.2 2.5 5.5 120% 102%
Income before income taxes -0.2 -4.8 -5.7 7.7 -5.9 4.7 77.6 -21.0
- -
Net revenue
11.0 12.3 13.8 12.0 14.0 15.4 18.1
18.4 2% 54%
Non-interest expenses 9.6 9.5 9.7 10.2 10.0 10.7 11.8 12.7 7% 24%
Income before income taxes
1.4 2.8 4.1 1.7 4.0 4.7 6.2
5.7 -8% 229%
Net revenue
185.4 142.5 160.2 191.1 158.1 221.9 385.4
286.1 -26% 50%
Non-interest expenses 117.7 119.9 121.4 142.7 128.2 130.4 143.2 167.0 17% 17%
Income before income taxes
67.7 22.6 38.8 48.4 29.9 91.4 242.1
119.1 -51% 146%
Net revenue
-1.2 13.6 7.2 10.2 13.4 -2.1 1.0
-3.9
- -
Non-interest expenses 7.0 6.5 2.1 4.1 5.8 7.8 11.3 14.0 24% 244%
Income before income taxes
-8.2 7.0 5.1 6.1 7.6 -9.9 -10.3
-17.9
- -
Net revenue
184.2 156.0 167.4 201.3 171.4 219.8 386.4
282.2 -27% 40%
Non-interest expenses 124.7 126.4 123.5 146.8 134.0 138.3 154.5 180.9 17% 23%
Income before income taxes
59.5 29.6 43.9 54.6 37.4 81.5 231.8
101.2 -56% 86%
QoQ
FY2005.3
YoY
FY2006.3
Income by Segment (Quarterly)
Domestic Retail
Global Investment
Banking
Global Merchant
Banking
Asset
Management
5 Segment Total
Other
Segment Total
Global Markets
Note: In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
In April  2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Segment “Other” Income before Income Taxes
Full Year Quarter
(billions of yen)
1Q 2Q 3Q 4Q
"Other" income before income taxes
-41.6 7.0 10.1 -30.5 7.6 -9.9 -10.3 -17.9
Net gain/loss on trading related to economic hedging transactions
-6.2 -12.8 -9.7 -64.8 -2.8 -8.5 -17.6 -36.0
Loss/gain on investment securities
1.7 1.2 6.9 8.4 8.2 -0.1 0.0 0.3
Equity in losses/earnings of affiliates
-3.8 8.5 7.3 27.8 2.7 2.9 8.3 13.9
Corporate items
-9.4 -10.7 4.5 -7.4 0.5 -3.7 -3.6 -0.6
Other
-23.9 20.7 1.0 5.5 -1.1 -0.6 2.6 4.5
FY2006.3
FY2006.3
FY2003.3 FY2004.3 FY2005.3
Note: “Other” for the FY2003.3 period includes 21.2 billion yen of impairment loss on investment of affiliates.

Consolidated Balance Sheet
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities of the previous year that became discontinued operations during the current period have been reclassified.
(billions of yen)
Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2005 Mar. 31, 2006
Cash and cash deposits
1,047 1,556
Short-term borrowings
521 692
Payables and deposits 964
1,240
Loans and receivables
1,221 1,364
Collateralized financing
21,666 20,263
Trading liabilities 5,332
6,528
Collateralized agreements
14,389 17,028
Other liabilities
1,310 642
Liabilities of discontinued
operations
881
-
15,601 13,847
Long-term borrowings
2,828 3,748
Other assets 2,231
1,381
Total liabilities 32,620
33,113
Assets from discontinued
operations 932 - Shareholders' equity
Total shareholders' equity
1,868 2,063
Total assets
34,489
35,176
Total liabilities and shareholders' equity
34,489
35,176
Assets Liabilities
Trading assets and private equity
investments

Effect of Consolidation/Deconsolidation of Certain Private
Equity Investee Companies
Non-interest Expenses
(billions of yen)
Full Year Quarter
1Q 2Q 3Q 4Q
Compensation and benefits 259.3 275.0
325.4
72.6 73.8 87.9 91.2
Fixed-type compensation and benefits 144.3 159.6 170.4
41.4 42.1 43.2
43.8
Segment total
142.4 151.1 160.7
38.6 39.7 41.0
41.5
Private equity investee companies
1.9 8.5 9.7
2.8 2.4 2.2 2.3
Variable-type compensation and benefit
115.0 115.4 155.0
31.2 31.7 44.7 47.4
Segment total 114.4 113.6
150.5
30.6 30.3 43.5 46.2
Private equity investee companies 0.6 1.8
4.5
0.6 1.4 1.2 1.2
Commissions and floor brokerage 19.2 23.9
32.9
5.9 8.9 8.5
9.7
Segment total
18.9 22.1 31.4
5.5 8.6 8.1
9.3
Private equity investee companies
0.3 1.8 1.5
0.4 0.3 0.4
0.4
Information processing and communications
80.0 81.4 89.6
20.6 20.6 21.0 27.4
Segment total 79.9 80.9
89.1
20.5 20.5 20.8 27.3
Private equity investee companies 0.1 0.5
0.5
0.2 0.1 0.2 0.1
Occupancy and related depreciation 54.2 53.5
55.0
12.5 14.0 13.4 15.2
Segment total
53.7 50.8 50.8
11.3 12.8 12.4
14.3
Private equity investee companies
0.5 2.7 4.3
1.2 1.1 1.0
0.9
Business development expenses
23.1 28.2 32.8
6.8 8.2 7.6 10.2
Segment total
22.8 26.2 30.6
6.3 7.7 7.0 9.6
Private equity investee companies 0.3 2.0
2.2
0.5 0.5 0.6 0.6
Other 73.3 87.6
115.4
25.0 21.9 30.5 38.0
Segment total 72.4 76.6 94.7
21.4 18.7 21.8
32.8
Private equity investee companies
0.9 11.0 20.8
3.6 3.2 8.7
5.3
Private equity entities cost of goods sold
11.9 44.7 48.8
15.0 13.0 13.7 7.1
Total non-interest expenses
520.4 594.4 700.0
158.4 160.3 182.5 198.7
Segment total 504.0 521.4
607.8
134.0 138.3 154.5 180.9
Private equity investee companies 16.4 73.0
92.2
24.4 22.1 28.0 17.8
FY2004.3 FY2005.3
FY2006.3
FY2006.3
Note: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing
Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter ) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

*Nomura Securities
Domestic Retail Related Data (1)
Full Year Quarter
1Q 2Q 3Q 4Q
Retail foreign currency bond sales (billions of yen)
2,284.7 1,990.0 1,154.4 1,119.2 304.8 340.7 268.6 205.1
Commissions for investment trusts distribution (billions of yen)*
34.9 46.9 49.9 95.9 19.5 20.9 26.8 28.6
Bond investment trusts commission
16.9 11.1 6.4 3.5 1.1 0.8 0.7 0.8
Stock investment trusts commission
11.6 21.5 31.6 74.2 14.8 16.9 19.1 23.4
Foreign investment trusts commission
6.4 14.2 11.9 18.2 3.7 3.2 7.0 4.4
Domestic distribution volume of investment trusts (trillions of yen)
11.9 13.7 14.2 20.5 3.9 4.7 6.3 5.7
Bond investment trusts
8.6 10.1 10.4 14.3 2.6 3.4 4.4 3.9
Stock investment trusts
1.3 1.6 2.3 4.5 0.9 1.0 1.2 1.4
Foreign investment trusts
2.1 2.1 1.4 1.7 0.4 0.3 0.6 0.4
Other (billions of yen)
Outstanding value of variable annuity insurance policies
166.6 261.6 446.4 654.4 504.3 550.4 609.8 654.4
Sales of JGBs for individual investors 101.3 1,271.6 1,290.6 747.8 206.4 179.6 186.4 175.4
FY2006.3
FY2004.3 FY2005.3
Domestic Retail
FY2003.3 FY2006.3

Domestic Retail Related Data (2)
Domestic Client Assets*
*Domestic Client Assets = Total of client
assets in custody in Domestic Retail
(including regional financial institutions) and
Financial Management Division.
Domestic Client Assets
*
**Includes CBs and warrants
***Includes variable annuity insurance
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
Equities 17.1 28.9 33.5 34.4 40.0 48.6 49.3
Foreign currency bonds
3.7 4.0 4.0 3.9 3.9 3.8 3.6
Domestic bonds** 8.5 10.0 11.8 12.0 12.5 12.8 13.1
Stock investment trusts 2.2 3.0 3.3 3.6 4.1 4.8 5.3
Bond investment trusts
6.5 5.5 4.9 4.6 4.7 4.8 4.5
Overseas mutual funds 1.1 1.6 1.9 2.0 2.1 2.3 2.3
Other***
1.6 1.7 1.9 2.1 2.1 2.2 2.3
Total
40.6 54.8 61.2 62.6 69.4 79.4 80.5
40.6
54.8
61.2
62.6
69.4
79.4
80.5
0
10
20
30
40
50
60
70
80
90
Other***
Overseas mutual
funds
Bond investment
trusts
Stock investment
trusts
Domestic bonds**
Foreign currency
bonds
Equities
(trillions of yen)

Domestic Retail Related Data (3)
Domestic Client Assets* Net Asset Inflow
Quarter
*Domestic Client Assets excluding portion from regional financial institutions
Note: Net Asset Inflow = Asset Inflow – Asset Outflow
Full Year
Domestic Client Assets* Net Asset Inflow
1Q 2Q 3Q 4Q
FY2006.3
FY2006.3
FY2003.3 FY2004.3 FY2005.3
1,787.7
3,391.2
6,748.5
4,581.5
0
2,000
4,000
6,000
8,000
(billions of yen)
1,191.0
1,065.3
1,461.7
863.5
0
500
1,000
1,500
2,000
(billions of yen)

Domestic Retail Related Data (4)
Number of Accounts
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
Nomura Home Trade (online trading accounts)* 1,141 1,367 1,716 1,774 1,828 1,901 1,969
IT share**
No. of orders
38% 47% 50% 52% 53% 53% 56%
Transaction value
14% 22% 24% 25% 26% 27% 29%
Accounts with balance*
3,418 3,460 3,678 3,695 3,707 3,748 3,780
Equity holding accounts*
1,311 1,379 1,680 1,692 1,687 1,713 1,745
New accounts (individual)* **
237 297 425 81 80 93 90
* Total of Domestic Retail and Financial Management Division
**Total for period
(thousands of accounts)

Global Merchant Banking Related Data
Business Exposure
Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF) and Nomura Research & Advisory (NR&A) .
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
Japan
20.1 68.9 108.4 115.0 116.1 124.8 59.9
Europe (excluding Terra Firma)
15.9 15.6 23.7 28.7 32.0 32.0 38.8
Sub Total
35.9 84.5 132.1 143.7 148.1 156.8 98.7
Terra Firma
265.7 291.2 325.5 318.1 322.3 334.5 340.4
Total
301.6 375.7 457.6 461.8 470.4 491.3 439.1
35.9
84.5
132.1
143.7
148.1
156.8
98.7
301.6
375.7
457.6
461.8
470.4
491.3
439.1
0
100
200
300
400
500
Terra Firma
Europe (excluding Terra
Firma)
Japan
(billions of yen)

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura BlackRock Asset Management,
Nomura Fund Research and Technologies, MAINTRUST (Germany), and Nomura Fund Research and Technologies America. Adjusted for asset overlap amongst group companies.
Note: Nomura Fund Research and Technologies America data as of end of February.
Asset Management Related Data (1)
Assets Under Management
Total Assets under Management
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
23.3
22.5
20.1
18.9
17.9
17.6
15.9
0
5
10
15
20
25
(trillions of yen)

Asset Management Related Data (2)
Assets Under Management
Nomura Asset Management Assets under Management
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
10.7 11.3 10.8 11.4 11.9 13.4 14.0
Public stock investment trusts
3.2 4.5 4.4 5.0 5.0 6.2 6.9
Public bond investment trusts
7.3 6.3 5.6 5.4 5.8 6.0 5.6
Privately placed investment trusts
0.2 0.4 0.8 0.9 1.1 1.3 1.5
3.6 4.4 5.1 5.4 6.0 6.8 7.0
Domestic investment advisory
2.9 3.0 3.2 3.3 3.6 3.9 4.0
Overseas investment advisory
0.7 1.4 2.0 2.1 2.4 2.9 3.0
14.2 15.7 16.0 16.8 17.8 20.2 21.0
1Q 2Q 3Q 4Q
0.8 0.1 -0.1 0.5 -0.5 0.5 0.4 1.0
ETF 0.6 0.2 -0.3 0.2 -0.7 0.2 -0.1 -0.4
-3.1 -1.0 -0.7 -0.2 0.4 0.2 -0.3 -0.0
0.1 0.1 0.3 0.1 0.1 0.1 0.2 0.5
-2.2 -0.7 -0.5 0.4 -0.1 0.8 0.3 1.5
Privately placed investment trusts
Net Asset Inflows
Public stock investment trusts
Public bond investment trusts
FY2006.3 FY2005.3
FY2006.3
FY2003.3 FY2004.3
<Investment trust Net Asset Inflows>
<Assets under Management>
Investment advisory
Total
Investment trusts
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
14.2
15.7
16.0
16.8
17.8
20.2
21.0
0
5
10
15
20
25
Overseas investment advisory
Domestic investment advisory
Privately placed investment trusts
Public bond investment trusts
Public stock investment trusts
(trillions of yen)

(billions of yen)
Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
Funds for bank customers
87 130 216 333 518
0 0 0 27 90
Nomura Fund Masters Global Bond
181 268 315 344 330
Nomura Japan Open
77 74 86 137 175
Nomura India Investment Fund 0 108 121 119 167
Japan Attractive Dividend Stock Fund
0 199 233 320 296
My Story Profit Distribution Type (6 Times/Year)
0 52 134 291 461
Nomura Global REIT Fund
0 0 154 193 225
Nomura Multi-currency Japan Stock Fund
0 0 0 264 384
Nomura Fund Masters Global Emerging Markets Stock
0 0 0 0 185
Emerging Market Equity
Frequent Distribution
Frequent Distribution
Frequent Distribution
Frequent Distribution / Growth
Funds for Japan Post
Frequent Distribution
Japanese Stock
Emerging Market Equity
Asset Management Related Data (3)
Investment Trusts
Domestic Public
Investment Trust
Market and
Nomura Asset
Management
Market Share
AUM in Key
Funds
Asset Management Division
Nomura Asset Management
(trillions of yen)
Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Jun. 30, 2005 Sep. 30, 2005 Dec. 31, 2005 Mar. 31, 2006
Stock investment trusts
3.2 4.5 4.4 5.0 5.0 6.2 6.9
Bond investment trusts
7.3 6.3 5.6 5.4 5.8 6.0 5.6
Public stock investment trusts, Nomura's share (%)
19% 19% 15% 16% 14% 15% 15%
Public bond investment trusts, Nomura's share (%) 40% 40% 42% 42% 41% 41% 42%
Stock investment trusts
16.3 23.3 28.9 32.0 34.8 40.8 45.0
Bond investment trusts
18.1 15.8 13.5 13.0 14.0 14.5 13.5
Source: Investment Trusts Association, Japan
Market Total
Nomura Asset
Management
AUM in Funds for
Bank/Post Office
Customers*
* Funds for bank customers refers to funds sold exclusively or primarily through banks.

Fourth Quarter Achievements
Large International Bond Underwritings
European Investment Bank (EIB): 3 issues totaling approximately 1 trillion yen (joint lead manager, lead manager)
KfW: USD 3.0 billion (joint lead manager)
Foreign Currency Bond Offerings to Retail Investors
Toyota Motor Credit: USD 580 million
European Investment Bank: NZD 610 million
Key Business Areas
Loan-related business:    101.5 billion yen (FY total: 470 billion yen)
Asset finance: Cosmo Oil’s service station loan securitization
Equity derivatives: Completed 16 fund derivative contracts (total amount: 144 million euros)
Global Markets
Sales of New Investment Trusts (as of 3/31/2006)
Nomura Fund Masters Global Emerging Markets Stock (launched 1/27/2006)     185.0 billion yen
DWS Russian and Eastern European Equity Fund (launched 2/15/2006)             149.8 billion yen
Nomura High Yield Long Short Fund (launched 3/28/2006) 24.9 billion yen (closed-end)
Nomura Japan Stock Long Short Fund (launched 3/28/2006)         14.5 billion yen (closed-end)
Domestic Retail
Key Deals
IPO TOP REIT: 80 billion yen, ITC Networks: 11.5 billion
PO Mitsui & Co.: 213.5 billion yen, All Nippon Airways: 100.8 billion yen,
Nippon Building Fund: 86.9 billion, T&D Holdings: 38.8 billion yen
CB Mitsui O.S.K. Lines, Ltd. (euroyen): 50 billion yen, Aichi Steel Corp (Japan): 30 billion yen,
PARK 24 (euroyen): 15 billion yen
MPO/HPO  Fuji Photo Film (HPO II): 200 billion yen, Hitachi Zosen: 30 billion yen (17 deals totaling
301.1 billion yen (based on launch date)
M&A FA for Origin Toshu in TOB by Aeon, Ltd.: 27.6 billion yen
FA for Daiwa House Group purchase of subsidiaries: 83.5 billion yen
Overseas    Lotte Shopping global IPO: USD 3.7 billion
Global Investment Banking

League Tables
Source: Thomson Financial
Proceeds
(USD m)
Mkt. Share No. of Issues
Proceeds
(USD m)
Mkt. Share No. of Deals
1 Nomura 14,118.0 26.0% 130 1 Nomura 40,043.7 27.0% 134
2 Daiwa Securities SMBC 10,379.7 19.1% 89 2 UBS 37,791.5 25.4% 21
3 Nikko Citigroup 7,718.7 14.2% 63 3 Nikko Citigroup 37,537.9 25.3% 27
4 Goldman Sachs 5,714.6 10.5% 9 4 Mizuho Financial Group 35,162.2 23.7% 119
5 Mizuho Financial Group 5,523.0 10.2% 40 5 Goldman Sachs 34,585.5 23.3% 44
6 UBS 3,128.4 5.8% 9 6 KPMG Corporate Finance 25,478.9 17.2% 40
7 Mitsubishi UFJ Financial Group 2,229.6 4.1% 46 7 Daiwa Securities SMBC 18,155.4 12.2% 134
8 Merrill Lynch 1,450.1 2.7% 8 8 Deutsche Bank 17,600.0 11.9% 4
9 Morgan Stanley 1,334.4 2.5% 7 9 JP Morgan 11,728.3 7.9% 17
10 Deutsche Bank 561.5 1.0% 4 10 Merrill Lynch 10,765.5 7.3% 17
Proceeds
(JPY m)
Mkt. Share No. of Issues
Proceeds
(JPY m)
Mkt. Share No. of Issues
1 Nomura 552,187.0 23.0% 27 1 Nomura 2,080,699 22.2% 121
2 Nikko Citigroup 513,565.1 21.3% 49 2 Daiwa Securities SMBC 1,787,484 19.1% 110
3 Deutsche Bank 216,835.9 9.0% 17 3 Mizuho Securities 1,603,745 17.1% 99
4 UBS 179,137.5 7.4% 7 4 Mitsubishi UFJ Securities 1,588,515 16.9% 82
5 Barclays Capital 166,320.0 6.9% 16 5 Nikko Citigroup 1,187,258 12.7% 73
6 Morgan Stanley 122,487.5 5.1% 5 6 Goldman Sachs 402,328 4.3% 26
7 Mitsubishi UFJ Financial Group 109,861.0 4.6% 4 7 Merrill Lynch Japan Securities 189,547 2.0% 13
8 Daiwa Securities SMBC 100,875.3 4.2% 10 8 Shinko Securities 187,482 2.0% 15
9 Mizuho Financial Group 87,869.0 3.7% 8 9 Morgan Stanley 174,105 1.9% 13
10 Merrill Lynch 73,047.0 3.0% 5 10 Credit Suisse 54,996 0.6% 8
R
a
n
k
Bookrunner
Apr. 1, 2005 - Mar. 31, 2006
R
a
n
k
R
a
n
k
Domestic Straight Bonds (excluding self-funding) Global & Euro Yen Bonds
Bookrunner
Apr. 1, 2005 - Mar. 31, 2006
Global Equity & Equity-related (Japan)
Announced deals, value base
Bookrunner
R
a
n
k
Apr. 1, 2005 - Mar. 31, 2006 Apr. 1, 2005 - Mar. 31, 2006
Adviser
Any Japanese Involvement Financial Advisers

Full Year
Market Share Data
Primary Market
Share Data
Secondary
Market Share
Data
Quarter
(trillions of yen)
1Q 2Q 3Q 4Q
Individual Equity Agency Transactions Share
Market
52.0 105.9 144.7
308.3 38.8 64.3 104.3 100.9
Nomura's share
16% 10% 8%
7% 7% 7% 7% 6%
Off-floor/Off-exchange Equity Trading Share
Off-floor market
33.2 31.9 33.2
48.6 8.8 11.4 14.5 13.9
Off-exchange
14.1 19.3 21.1
30.5 4.9 6.6 9.3 9.7
Nomura's share
20% 16% 17%
21% 18% 19% 23% 22%
JGB Auction Share
Market
68.1 74.4 80.1
80.7 19.8 22.2 20.2 18.6
Nomura's share
15% 16% 18%
11% 11% 10% 9% 15%
Bond Secondary Trading Share
Market
1,129 1,235 1,361
1,296 365 326 292 312
Nomura's share
14% 16% 15%
13% 13% 13% 11% 13%
Global Equity and Equity-related Japan
Nomura's share 30% 30% 25%
26%
Japanese IPO
Nomura's share
11% 27% 32%
20%
Japanese PO
Nomura's share
50% 33% 25%
27%
Convertible Bonds
Nomura's share
13% 28% 19%
34%
Global and Euro Yen Bonds
Nomura's share
21% 31% 23%
23%
Straight Bonds, Lead Manager (excl. self-funding)
Nomura's share
26% 19% 17%
18%
Source: Thomson Financial (Value base)
FY2004.3
FY2003.3 FY2004.3
FY2006.3
FY2006.3
FY2006.3 FY2005.3
FY2005.3
FY2003.3

Value at Risk (Consolidated)
Definition
99% confidence level
1-day time horizon for outstanding portfolio
Inter-product price fluctuations considered
From April 1, 2005 to March 31, 2006
Maximum: 8.4 billion yen
Minimum: 3.8 billion yen
Average: 5.9 billion yen
(billions of yen)
Equity
1.5 3.3 3.0 4.2 3.9 4.4 6.0
Interest Rate 2.3 2.0 2.8 3.3 3.1 3.7 3.3
Foreign Exchange 0.2 0.5 0.7 1.0 1.0 1.3 1.4
Sub-total
4.0 5.8 6.5 8.5 8.0 9.4 10.7
Diversification Benefit -0.9 -1.9 -2.4 -2.9 -2.7 -3.4 -3.7
VaR 3.1 3.9 4.1 5.5 5.3 6.0 7.0
Mar. 06 Dec. 05 End of quarter Jun. 05 Sep. 05 Mar. 03 Mar. 04 Mar. 05

Number of Employees
*Excludes employees of private equity investee companies
End of quarter Mar. 2003 Mar. 2004 Mar. 2005 Jun. 2005 Sep. 2005 Dec. 2005 Mar. 2006
Japan (excluding FA, SA)* 9,258 9,148 9,190 9,604 9,508 9,395 9,354
Japan (FA, SA)
1,986 1,915 1,875 1,984 1,930 2,016 1,948
Europe
1,389 1,403 1,535 1,524 1,535 1,529 1,515
Americas 797 866 1,026 1,069 1,038 1,039 1,073
Asia/Oceania
616 655 718 746 757 769 778
Total
14,046 13,987 14,344 14,927 14,768 14,748 14,668

38 Nomura Holdings, Inc. www.nomura.com